

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司




10015151

27 January 2010

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 26 January 2010 which we released to The Stock Exchange of Hong Kong Limited on 26 January 2010 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

SEC Mail Processing Section
JAN 29 2010
Washington, DC
109

E:\tammyng\SA\Connected Transaction\Jinan incorp\Ann\ltr.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842





KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)



SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

CONNECTED TRANSACTION RELATING TO THE ESTABLISHMENT OF JOINT VENTURE IN PRC

On 26 January 2010, KPL and SA have, through their respective wholly-owned subsidiaries, entered into the Shareholders' Agreement and the Articles of Association in connection with the establishment of the JVCO for potential real estate development projects involving hotel, commercial and/or residential elements in PRC. The JVCO may also participate at land bid for sites in PRC appropriate for such real estate development.

KHL is the controlling shareholder of both KPL and SA. SA is an associate of KHL and therefore SA is a connected person of KPL. Accordingly, the entering into of the Transaction constitutes a connected transaction for KPL under the Listing Rules. As the maximum contribution of the KPL Group to the JVCO is more than 0.1% but less than 2.5% of the applicable percentage ratios, KPL is only subject to the announcement and reporting requirements but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the Transaction will be included in KPL's next published annual report in accordance with Rule 14A.45 of the Listing Rules.

KPL is an associate of KHL and therefore KPL is a connected person of SA. Accordingly, the entering into of the Transaction constitutes a connected transaction for SA under the Listing Rules. As the maximum contribution of the SA Group to the JVCO is more than 0.1% but less than 2.5% of the applicable percentage ratios, SA is only subject to the announcement and reporting requirements but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the Transaction will be included in SA's next published annual report in accordance with Rule 14A.45 of the Listing Rules.

INTRODUCTION

The KPL Board and the SA Board jointly announce that on 26 January 2010, KPL and SA have, through their respective wholly-owned subsidiaries, entered into the Shareholders' Agreement and the Articles of Association in connection with the establishment of the JVCO for potential real estate development projects involving hotel, commercial and/or residential elements in PRC. The JVCO may also participate at land bid for sites in PRC appropriate for such real estate development.

THE SHAREHOLDERS' AGREEMENT AND THE ARTICLES OF ASSOCIATION

The principal terms of the Shareholders' Agreement and the Articles of Association are as follows:-

Date:	26 January 2010
Parties:	KPCI and SACL
Shareholdings in the JVCO:	KPCI : 55% SACL : 45%
Registered Capital:	The total amount of the registered capital of the JVCO shall be RMB170 million (approximately HK$193.18 million), which will be contributed by KPCI and SACL on a pro rata basis based on their respective shareholdings in the JVCO, i.e. 55% and 45%, respectively and will be paid in accordance with PRC law.
Maximum Total Investment Amount:	The maximum total investment amount of the JVCO shall be RMB340 million (approximately HK$386.36 million).
Scope of Business of the JVCO:	Real estate development, construction, sales and leasing.
Term of the JVCO:	50 years from the date of issue of the business licence of the JVCO.
Board of Directors:	KPCI will nominate 3 directors and SACL will nominate 2 directors.
Funding and provision of securities:	Subject to the compliance by KPL and SA with the applicable requirements under the Listing Rules, the JV Parties may resolve to increase the maximum total investment amount of the JVCO. Any capital contribution to the JVCO or provision of financial assistance by the JV Parties shall be made by the JV Parties on a pro rata basis based on their respective equity interests in the JVCO. Apart from the capital contributions by the JV Parties, the JVCO may raise future funding from banks or financial institutions or from the JV Parties by way of shareholders' loans or from other lawful means at such interest rates and on such terms as the board of directors of the JVCO shall determine from time to time. In the event that the JV Parties or their respective holding companies are required to provide security or guarantee for the benefit of the JVCO in respect of any funding made available by banks or financial institutions to the JVCO, each JV Party shall provide or procure the provision by its holding company of such security or guarantee on the same terms and on a pro rata and several basis based on its equity interest in the JVCO. In the event that any respective funding to be provided by the JV Parties is in the form of shareholders' loans, such shareholders' loans shall be provided by the JV Parties on the same terms and on a pro rata basis based on their respective equity interests in the JVCO.

Conditions precedent: The establishment of the JVCO is conditional upon:

(a) all necessary approvals from the relevant PRC authorities for the establishment of the JVCO having been obtained; and

(b) compliance by the respective holding companies of the JV Parties with the applicable requirements under the Listing Rules.

None of the above conditions may be waived by the JV Parties.

FINANCIAL EFFECTS OF THE TRANSACTIONS

Based on the maximum total investment amount in the JVCO of RMB340 million (approximately HK$386.36 million), the maximum contributions of the KPL Group and the SA Group to the JVCO are expected to be RMB187 million (approximately HK$212.5 million) and RMB153 million (approximately HK$173.86 million), respectively.

It is currently expected that the funding required by KPL for making the maximum contribution to the JVCO will be sourced by KPL from its internal cash reserves and/or external bank borrowings. KPL is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making the maximum contribution is not expected to have any material impact on the KPL Group. It is currently expected that the funding required by SA for making the maximum contribution to the JVCO will be sourced by SA from its internal cash reserves and/or external bank borrowings. SA is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making the maximum contribution is not expected to have any material impact on the SA Group.

As the JVCO will be owned by KPCI and SACL as to 55% and 45%, respectively, the JVCO will be treated as a 55%-owned subsidiary of KPL and an associated company of SA, and will be so treated in the consolidated financial statements of KPL and SA, respectively.

REASONS FOR AND BENEFITS OF THE TRANSACTION

KPL and SA are currently in the process of identifying potential new real estate development projects involving hotel, commercial and/or residential elements in PRC. With the combined experience, standing and expertise of the KPL Group and the SA Group in hotel, commercial and residential projects, the establishment of the JVCO on the terms of the Shareholders' Agreement and the Articles of Association will enable both the KPL Group and the SA Group to respond swiftly to opportunities should any such opportunities arise. The JVCO may also participate at land bid for sites in PRC appropriate for such real estate development. KPL and SA will comply with the relevant requirements under the Listing Rules if any further agreement is entered into by the JVCO.

INFORMATION ABOUT KPL AND SA

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investments in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

IMPLICATIONS UNDER THE LISTING RULES

KPCI is an indirect wholly-owned subsidiary of KPL. SACL is an indirect wholly-owned subsidiary of SA.

KHL is the controlling shareholder of both KPL and SA. SA is an associate of KHL and therefore SA is a connected person of KPL.

Accordingly, the entering into of the Transaction constitutes a connected transaction for KPL under the Listing Rules. As the maximum contribution of the KPL Group to the JVCO is more than 0.1% but less than 2.5% of the applicable percentage ratios, KPL is only subject to the announcement and reporting requirements but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the Transaction will be included in KPL's next published annual report in accordance with Rule 14A.45 of the Listing Rules.

The KPL Directors (including the independent non-executive KPL Directors) take the view that the Transaction is in the ordinary and usual course of business of the KPL Group and believe that the terms of the Transaction are on normal commercial terms and are fair and reasonable and in the interests of KPL and the KPL Shareholders as a whole.

KPL is an associate of KHL and therefore KPL is a connected person of SA. Accordingly, the entering into of the Transaction constitutes a connected transaction for SA under the Listing Rules. As the maximum contribution of the SA Group to the JVCO is more than 0.1% but less than 2.5% of the applicable percentage ratios, SA is only subject to the announcement and reporting requirements but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the Transaction will be included in SA's next published annual report in accordance with Rule 14A.45 of the Listing Rules.

The SA Directors (including the independent non-executive SA Directors) take the view that the Transaction is in the ordinary and usual course of business of the SA Group and believe that the terms of the Transaction are on normal commercial terms and are fair and reasonable and in the interests of SA and the SA Shareholders as a whole.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Kuok Khoon Chen[+], Wong Siu Kong[+], Ho Shut Kan[+], Ma Wing Kai, William[+], So Hing Woh, MBE, JP[+], Qian Shaohua[+], Chan Wai Ming, William, Ku Moon Lun[#], Lau Ling Fai, Herald[#], Ms. Wong Yu Pok, Marina, JP[#] and Mr. Tse Kai Chi[@] and the SA Directors are Messrs. Kuok Khoon Ean[+], Lui Man Shing[+], Madhu Rama Chandra Rao[+], Ho Kian Guan[@], Kuok Khoon Loong, Edward[@], Roberto V. Ongpin[@], Alexander Reid Hamilton[#], Timothy David Dattels[#], Wong Kai Man, BBS, JP[#], Michael Wing-Nin Chiu[#] and Ho Kian Hock[@] (alternate to Mr. Ho Kian Guan).

[+] *Executive Director*
[@] *Non-executive Director*
[#] *Independent non-executive Director*

DEFINITIONS

"Articles of Association"	the articles of association of the JVCO;
"associate"	has the meaning ascribed to it in the Listing Rules;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;
"JVCO"	a wholly foreign-owned enterprise to be established under PRC law;
"JV Parties"	collectively, KPCI and SACL;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which as at the date of this announcement is the controlling shareholder of each of KPL and SA;
"KPCI"	Kerry Properties (China) Investment Co., Ltd., a company incorporated in PRC with limited liability and an indirect wholly-owned subsidiary of KPL;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"KPL Board"	the board of directors of KPL;
"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KPL Shareholders"	holders of KPL Shares;
"KPL Shares"	ordinary shares of HK$1.00 each in the capital of KPL;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"percentage ratios"	has the meaning ascribed to it in Chapter 14 of the Listing Rules;
"PRC"	the People's Republic of China;
"RMB"	Renminbi, the lawful currency of PRC;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on the Singapore Exchange Securities Trading Limited;
"SA Board"	the board of directors of SA;

"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;
"SA Shareholders"	holders of SA Shares;
"SA Shares"	ordinary shares of HK$1.00 each in the capital of SA;
"SACL"	Shangri-La China Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of SA;
"Shareholders' Agreement"	the shareholders' agreement dated 26 January 2010 and entered into by KPCI and SACL in relation to the establishment of the JVCO;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transaction"	the establishment of the JVCO by KPCI and SACL on the terms of the Shareholders' Agreement and the Articles of Association and the transactions contemplated thereunder; and
"%"	per cent.

Amounts denominated in RMB in this announcement have been converted into HK$ at the rate of RMB0.88 = HK$1 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Kuok Khoon Chen
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 26 January 2010

* *For identification purpose only*